Federated Investors, Inc.

Federated Investors Tower

1001 Liberty Avenue

Pittsburgh, PA 15222-3779

412-288-1900 Phone Federated

FederatedInvestors.com World-Class Investment Manager®

February 25, 2013

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Laura Hatch

Dear Ms. Hatch:

On February 1, 2013 we discussed comments on the following registrant:

Money Market Obligations Trust Various filings in 2012

Following are my responses to your comments.

  Comment: On various series you indicate that the Income Receivable presented on the Statement of Assets and Liabilities was greater than the Interest income presented on the Statement of Operations. You asked for an explanation as to why this is the case as well as indicating if any of the receivables are past due and if so, are they collectable.

Response: The various series you referenced invest in securities that are purchased at a significant premium. The amortization of this premium has served to reduce the interest income being reflected on the income statement. The interest receivable, however, reflects only the interest payment to be received in cash (i.e. it is not impacted by the amortization of the premium which is recorded against the cost of the security), causing this amount to be significantly higher than the interest income amount. All of the Income Receivable are current (i.e. none is past due) and is therefore deemed collectable.

  Comment: On Federated U.S. Treasury Cash Reserves you indicate that in comparing the gross expense ratio you calculated utilizing the Financial Highlights and the amount presented on the Risk/Return Summary: Fees and Expenses (“Fee Table”) that the gross expenses on the Fee Table were higher; you asked that this be explained.

Response: The Institutional Shares of this fund have a contractual right to impose 0.25% of Service Fees for providing services to shareholders and maintaining shareholder accounts, however, this fee is currently dormant and is not incurred or accrued by the Institutional Shares. Additionally, the Service Shares have a contractual right to impose 0.25% of Distribution (Rule 12b-1) Fees which are also dormant and are not being incurred or accrued. Accordingly, the expense ratios reflected on the Financial Highlights do not include these fees. However, it has been Federated’s practice to include the full amount of the authorized fees on the Fee Table.

  Comment: You indicate that you do not believe a Summary Prospectus (Rule 497(k) Filing) was filed for Federated Prime Obligations Fund and would like an explanation as to why this is the case.

Response: Federated Prime Obligations Fund added Capital Shares pursuant to a Rule 485(b) filing submitted on June 25, 2012, which became effective immediately upon filing.  The Rule 485(b) filing was followed by a Rule 497(k) Filing on the same day. Please refer to SEC Accession Number 0001318148-12-000940.

In connection with the review of this submission by the staff of the Securities and Exchange Commission, the Funds acknowledge the staff’s view that: the Funds are responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the Funds may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or questions on my responses, please contact me at (412) 288-7045

Sincerely,

/s/ Richard A. Novak

Richard A. Novak

Treasurer